SECI

19007805

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66651

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Technology Securities, LLC DBA FinTech Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 Huntcliff, suite 1230
(No. and Street)

Atlanta (City) GA (State) 30350 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jack Curran 770-396-2256
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

3535 Roswell Rd Suite 32 (Address) Marietta (City) GA (State) 30062 (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack Curran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Technology Securities, LLC DBA FinTech Securities, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Goldstein
NOTARY PUBLIC
Dekalb County
State of Georgia
My Comm. Expires 01/24/2022

Karen Goldstein
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Financial Statements for the Year Ended
December 31, 2018
and Report of Independent Registered Public Accounting Firm

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Financial Technology Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Financial Technology Securities, LLC.(The Company) as of December 31, 2018, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2018 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Schedules

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of Financial Technology Securities, LLC's financial statements. The supplemental information is the responsibility of Financial Technology Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2019

goldman & COMPANY. CPAS

535 Roswell Road · Suite 32 · Marietta GA 30062 · 770.499.8558 · Fax 770.425.3683

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	613,081
Deposit with clearing organization		249,936
Commissions receivable		468,206
Property and equipment, net of accumulated depreciation of $78,963		10,072
Developed computer software, net of accumulated amortization of $41,958		141,553
Customer list, net of accumulated amortization of $88,396		14,305
Goodwill		917,768
Prepaid expenses		16,543
Total assets	$	2,431,464

Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	255,003
Commissions payable		69,835
Deferred revenue		593,280
Total liabilities		918,118
Member's Equity		1,513,346
	$	2,431,464

The accompanying notes are an integral part of these financial statements.

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Statement of Operations
For the Year Ended December 31, 2018

Revenue:		
Commissions	$	3,331,030
Other		21,359
Total revenue		3,352,389
Operating expenses:		
Commissions and execution		1,714,968
Compensation and benefits		916,145
Travel and entertainment		104,042
Professional fees		53,158
Occupancy		29,072
Other operating expenses		301,655
Total operating expenses		3,119,040
Net income	$	233,349

The accompanying notes are an integral part of these financial statements.

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Statement of Changes In Member's Equity
For the Year Ended December 31, 2018

Member's Equity, January 1	$	1,449,959
Net income		233,349
Member distributions		(169,962)
Member's Equity, December 31	$	1,513,346

The accompanying notes are an integral part of these financial statements.

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows from Operating Activities:		
Net income	$	233,349
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation & amortization		66,290
Increase in deposit with clearing organization		(149,936)
Increase in commissions receivable		(147,136)
Increase in prepaid expenses		(2,356)
Decrease in bank overdraft		(42,056)
Increase in accounts payable and accrued expenses		201,392
Increase in commissions payable		30,324
Increase in deferred revenue		185,011
Net cash provided by operating activities		374,882
Cash Flows from Investing Activities:		
Purchased equipment		(10,470)
Developed computer software		(41,215)
Net cash used by investing activities		(51,685)
Cash Flows from Financing Activities:		
Member distributions		(169,962)
Net increase in cash		153,235
Cash and cash equivalents at beginning of year		459,846
Cash and cash equivalents at end of year	$	613,081

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Financial Technology Securities, LLC DBA Fintech Securities (the Company) is a broker-dealer registered with the Securities Exchange Commission (SEC) and FINRA. The Company is a Georgia limited liability company (LLC).

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

The Company is a wholly owned subsidiary of Innovest Systems, Inc. See Note 7 for ownership change.

2. Summary of Significant Accounting Policies

Basis of presentation

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles which is required by the SEC and FINRA, except that commissions revenue on the Statement of Operations is presented net of clearing costs of $348,654.

The Company is engaged in a single line of business as a securities broker-dealer, and developer of software for its own and customer uses.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deposit with clearing organization

The Company is required to maintain a cash deposit, in the name of the Company, with the clearing organization under the terms of its agreement with the clearing organization.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions receivable

Commissions receivable represents commissions receivable for transactions executed by the clearing organization on behalf of the Company's clients and are net of related expenses. Commissions receivable was $468,206 as of December 31, 2018. Management considers commissions receivable to be fully collectible, therefore no allowance for uncollectible amounts is necessary.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and consists of furniture and office equipment. Depreciation is computed on the same basis that the Company uses for its tax returns. This basis encompasses using the modified accelerated cost recovery system (MACRS) using useful lives of five to seven years. The Company follows the policy of capitalizing all major additions, renewals and betterments. Upon sale or retirement of property or equipment, the related cost and accumulated depreciation for such items are removed from balance sheet and any gain or loss is included in the results of operations. Depreciation expense was $2,667 for 2018.

Developed computer software

Developed computer software is stated at cost less accumulated amortization. Developed computer software is being amortized on a straight-line basis over a period of 5 years. Amortization was $43,078 for 2018.

Customer list

The customer list was initially measured based on its fair value on the date of acquisition. The client list is being amortized on a straight-line basis over a period of 5 years. Amortization was $20,544 for 2018.

Goodwill

Goodwill was initially measured based on its fair value on the date of acquisition. The Company tests goodwill for impairment annually, or more frequently if circumstances indicate impairment may have occurred. No impairment in goodwill was determined for the year ended December 31, 2018.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. The Company elected the modified retrospective approach of adoption; therefore, prior period balances are presented under legacy GAAP and may not be comparable to current year presentation.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include:

a. Brokerage commissions
b. Soft dollar arrangements
c. Interest and dividend income
d. Principal transactions (trading gains and losses)

Revenue from Contracts with Customers

Brokerage commissions:

The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed.

Soft Dollar Arrangements:

These services generate commission income from providing research. These arrangements can be verbal or in writing and typically are a percentage of the trade order from the customer. Research includes research reports, analyst's time, or subscription costs for research equipment (Bloomberg terminal) on behalf of its customer. The customers are typically institutional or money managers. Soft dollar research can be internally generated or purchased from a third party.

Deferred revenue

Certain customers have prepaid commissions. Such commissions are reflected as deferred revenue on the statement of financial condition and are recognized as revenue on a pro rata basis when the commission is actually earned by the Company. Deferred revenue as of December 31, 2018 was $593,280.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company is a single member limited liability company and as such, is not required to file its own tax return. Accordingly no provision for income taxes is provided in the financial statements as they are the responsibility of the individual member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Cash and cash equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

New Accounting Pronouncements

In February 2016 the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2018, the Company had net capital of $400,957 which was $339,749 in excess of its required net capital of $61,208. The Company's ratio of aggregate indebtedness to net capital was 2.29 to 1.

4. Commitments

In January 2017 the company entered into an operating lease with an initial non-cancelable term commencing April 1, 2017 and terminating on March 31, 2019. Immediately succeeding the expiration of the lease, and provided the Company is not in default, the lease shall continue on a month-to-month basis for a period of up to 36 months, unless terminated by either party upon not less than 60 days prior written notice from the terminating party. Rent expense for the year ended December 31, 2018 was $26,405. The Company estimates future rent expense using the straight-line method as follows:

Year ending December 31	
2019	6,412
Thereafter	-
Total	$ 6,412

5. Concentration

The Company maintains its cash in a bank deposit account, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and management believes it is not subjected to any significant credit risk on its cash and cash equivalents.

6. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. For the year ended December 31, 2018 the Company experienced no material losses as result of such indemnifications. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7. Subsequent Events

The Company evaluated subsequent events through February 25, 2019, the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements. As of December 31, 2018, the Company sold 100% of its membership interest to Capital Institutional Services, Inc. The proceeds were paid to Innovest Systems on January 2, 2019, the closing date.

7. Subsequent Events (continued)

Under the terms of the purchase agreement, the new owners and Innovest agreed to pay certain liabilities at December 31, 2018. The Company agreed to leave $350,000 in Net Capital that was trued-up on January 15, 2019. After the true-up the buyer paid an additional $50,957 to Innovest. Once all liabilities were settled this transaction did not have a material effect on the December 31, 2018 financial statements.

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Schedule I. Computation Of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
December 31, 2018

Total Member's equity qualified for net capital	$	1,513,346
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable non-allowable		11,865
Property and equipment, net		10,072
Developed computer software, net		141,553
Customer list, net		14,305
Goodwill		917,768
Prepaid expenses		16,543
Net capital before haircuts on securities positions		401,240
Haircuts on securities positions		283
Net capital	$	400,957
Aggregate indebtedness:		
Accounts payable and accrued expenses		255,003
Commissions payable		69,835
Deferred revenue		593,280
Total aggregate indebtedness	$	918,118
Computation of basic net capital requirement:		
Minimum net capital required, the greater of 6 2/3% of total aggregate indebtedness or $5,000		61,208
Excess net capital	$	339,749
Net capital in excess of the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	309,145
Percentage of aggregate indebtedness to net capital		228.98%

There is no difference in the net capital reported above, and the Company's net capital, as reported in the Company's Part IIA (unaudited) amended FOCUS report as of December 31, 2018.

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Schedules II & III
December 31, 2018

Schedule II

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Financial Technology Securities, LLC
DBA Fintech Securities

We have reviewed management's statements, included in Financial Technology Securities, LLC DBA Fintech Securities Annual Exemption Report, in which (1) Financial Technology Securities, LLC DBA Fintech Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Financial Technology Securities, LLC DBA Fintech Securities claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) Financial Technology Securities, LLC DBA Fintech Securities stated that Financial Technology Securities, LLC DBA Fintech Securities met the identified exemption provisions throughout the most recent fiscal year without exception. Financial Technology Securities, LLC DBA Fintech Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Technology Securities, LLC DBA Fintech Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 25, 2019

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta GA 30062 · 770.499.8558 · Fax 770.425.3683

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Management's Report on Exemption
December 31, 2018

We, as members of management of Financial Technology Securities, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018 without exception.

Financial Technology Securities, LLC

Jack Curran

President

February 25, 2019